Mail Stop 3561

December 12, 2007

By Facsimile and U.S. Mail

Mr. Lee A. Kennedy
President and Chief Executive Officer
Fidelity National Information Services, Inc.
601 Riverside Avenue
Jacksonville, Florida   32204

> **Re: Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2007,**
> **June 30, 2007 and September 30, 2007**
> **File No. 1-16427**

Dear Mr. Kennedy:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

General

1.	Where a comment below requests additional disclosure to be included, please show us in your supplemental response what your revised disclosures will look like. These additional disclosures should be included in your future filings.

Item 1. Business

Products and Services, page 11

2.	We note your disclosure that you derive revenue from several types of products and different types of services. Please disclose in tabular form for each period presented the amount or percentage of total revenue contributed by each class of similar products or services. See Item 101(c)(1)(i) of Regulations S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 26

3.	We note your disclosure that you consider the areas discussed as critical to understanding your financial statements since their application places the most significant demands on management due to their uncertainty. However, your disclosure generally does not provide investors with quantitative disclosure of sensitivity to change. Please expand your disclosure to quantify the effect that each significant estimate and assumption has on your financial condition and operating results for each of the years presented to provide greater insight into the quality and variability of reported financial information. Please be sure that your disclosure specifically discusses the factors you use to arrive at each estimate, why your estimates are difficult to measure and how accurate each estimate and assumption has been in the past. For example, please disclose the amounts of estimated reserves recorded for card processing and check guarantee losses at each balance sheet date and the impact of significant changes in the estimates on your operating results for the periods presented. Your discussion should indicate how sensitive each estimate and assumption is to change, and based on other outcomes that are reasonably likely to occur, what the impact of these potential changes could have on your results of operations. For example, with respect to estimates relating to your lending processing services segment, please identify how recent negative trends in the housing and mortgage industries could impact your estimates in future periods. In addition, please identify those critical accounting estimates that have not had a significant effect on your financial condition and
operating results in the past, but are reasonably likely to change and have a significant effect on your operating results in future periods. Refer to Section V of Release No. 33-8350.

Liquidity and Capital Resources

Cash Requirements, page 38

4.   Please revise to discuss and summarize for investors the overall impact of your merger during 2006 with Certegy Inc. on your liquidity and cash requirements in future periods. Refer to Item 303(a)(1) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data
Consolidated and Combined Financial Statements
Notes to Consolidated and Combined Financial Statements

Note 3. Summary of Significant Accounting Policies, page 52

General

5.   Please disclose in a footnote the types of amounts you include in the cost of revenues and selling, general and administrative expense line items.

Note 13 – Long-Term Debt, page 74

6.   Please disclose the existence of any cross-default provisions on your credit facilities, along with any assets securing these loans. Refer to Rule 4-08 of Regulation S-X.

7.   You disclose that your debt covenants include restrictions on dividends. Please revise your disclosure to include the specific nature of the restrictions on dividends by you as required by Rule 4-08(e)(1) of Regulation S-X. Also, please tell us the specific restrictions on any transfer of assets of your subsidiaries to you in the form of loans, advances or cash dividends without the consent of a third party. If so, please provide us with the detailed computations you performed demonstrating that the restricted assets do not exceed the 25% threshold. If restricted assets exceed the 25% threshold, please revise your financial statements to include the disclosures required by Rule 4-08(e)(3) of Regulation S-X and Schedule I, which are discussed under Rules 5-04 and 12-04 of Regulation S-X.

Note 16 – Employee Benefit Plans

Defined Benefit Plans, page 87

8.　　We note that you do not disclose information on the percentage of fair value of plan assets by major category such as equity securities, debt securities, real estate and any other assets categories. Please revise your disclosure to include the applicable information about your plan assets as required by paragraph 5(d) of SFAS 132(R).

Index to Exhibits, page 99
Exhibits 32.1 and 32.2

9.　　We note that the disclosure under the second item provides a certification on the financial condition and results of operations of Certegy Inc. which is not the correct name of the registrant, and does not properly reference the registrant which is Fidelity National Information Services, Inc. Since the name of the registrant is not correct in the certification, a full amendment of Form 10-K for the year ended December 31, 2006 is required.   Please amend Form 10-K for the fiscal year ended December 31, 2006 in its entirety and provide all new currently dated 302 and 906 certifications that reference the correct name of the registrant.

General

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.
Please send us your response to our comments within ten business days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your

supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

      You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

Michael Moran
Accounting Branch Chief